SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 6, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 6, 2007
CANADIAN PACIFIC ANNOUNCES RETIREMENT OF SENIOR OPERATIONS EXECUTIVE
CALGARY — Canadian Pacific (TSX/NYSE: CP) today announced the retirement of Neal Foot, Executive Vice-President Operations, effective July 1, 2007. This completes a career with Canadian Pacific that has spanned more than thirty-five years and included a broad range of operating and executive positions across the railway.
“Neal has made outstanding contributions to Canadian Pacific throughout his career,” said Fred Green, President and Chief Executive Officer. “His leadership has influenced the way we operate our railway. His drive to implement process engineering and his fresh approach to some of our recent cooperative co-production agreements with other railways have been groundbreaking. I would like to thank Neal for his dedication and contributions to CP.”
Mr. Foot has also been a key contributor to the railroad industry and has participated in many industry associations during his career. He was most recently chairman of the Safety and Operations Management Committee (SOMC) of the American Association of Railroads, vice-chairman of the SOMC of the Railway Association of Canada and a member of the Board of Directors of the Transportation Technology Center Inc (TTCI).
Brock Winter, Senior Vice-president, Operations will assume Mr. Foot’s responsibilities effective April 3, 2007, when Mr. Foot commences pre-retirement leave.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:

Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President
Tel.: (403) 319-6878	Investor Relations
email: leslie_pidcock@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca